UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58080/July 2, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13036

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In the Matter of   :
                                                                   :
NATIONAL MANUFACTURING   :   ORDER MAKING FINDINGS
    TECHNOLOGIES, INC.,   :   AND REVOKING REGISTRATIONS
NATURAL SOLUTIONS CORP.,   :   BY DEFAULT
NATURAL WONDERS, INC.,   :
NET NANNY SOFTWARE   :
    INTERNATIONAL, INC.,   :
NETCENTIVES, INC., and   :
NETCRUISE.COM, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 6, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that delivery was made or attempted on all Respondents by May 13, 2008. No Answers have been filed and the time for filing has expired.

        By Orders dated May 28 and June 13, 2008, I directed Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No responses to the Orders to Show Cause have been filed and the time for filing has expired. Accordingly, all six Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

        National Manufacturing Technologies, Inc. (National Manufacturing) (CIK No. 814427), is a California corporation located in Oceanside, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). National Manufacturing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2000, which reported a net loss of $213,000 for the prior nine months. As of April 2, 2008, the company's common stock (symbol NMFG) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Natural Solutions Corp. (Natural Solutions) (CIK No. 1096594) is a Nevada corporation located in Chesapeake, Virginia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Natural Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2002. As of April 2, 2008, the company's common stock (symbol ICEB) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Natural Wonders, Inc. (Natural Wonders) (CIK No. 885566), is a Delaware corporation located in Benecia, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Natural Wonders is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 28, 2000, which reported a net loss of $12 million for the prior nine months. On December 17, 2000, Natural Wonders filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and this case was terminated on September 22, 2004. As of April 2, 2008, the company's common stock (symbol NATWQ) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Net Nanny Software International, Inc. (Net Nanny) (CIK No. 1059020), is a Yukon Territory, Canada, corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Net Nanny is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended June 30, 2001, which reported a net loss of $6 million for the fiscal year ended June 30, 2001. As of April 2, 2008, the company's common stock (symbol NNSWF) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Netcentives, Inc. (Netcentives) (CIK No. 1081404), is a Delaware corporation located in San Francisco, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Netcentives is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $325,921, for the prior six months. As of April 2, 2008, the company's common stock (symbol NCNTQ) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Netcruise.com, Inc. (Netcruise.com) (CIK No. 827100), is a New Jersey corporation located in Union, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Netcruise.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $11 million since 1994. As of April 2, 2008, the company's common stock (symbol NCRU) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K, 10-KSB, or 20-F), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of National Manufacturing Technologies, Inc., Natural Solutions Corp., Natural Wonders, Inc., Net Nanny Software International, Inc., Netcentives, Inc., and Netcruise.com, Inc., are revoked.

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James T. Kelly
Administrative Law Judge